Exhibit 99.1

Financial News

CIBC Announces New Normal Course Issuer Bid

TORONTO, May 23, 2018 – CIBC (TSX/NYSE: CM) today announced its intention to seek Toronto Stock Exchange (TSX) approval for a normal course issuer bid. Purchases of common shares for cancellation will be made subject to CIBC’s ongoing capital requirements. Such purchases will not exceed nine million common shares, or approximately 2% of its outstanding common shares over a 12 month period.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX and this bid would commence following TSX acceptance of this notice and continue for up to one year.

Purchases would be made through the facilities of the TSX, alternative Canadian trading systems or the NYSE, in accordance with applicable regulatory requirements. CIBC intends to periodically establish an automatic program under which its broker, CIBC Capital Markets, would repurchase CIBC shares pursuant to the bid within a defined set of criteria determined by CIBC. The price paid for the common shares will be the market price at the time of the purchase. The common shares repurchased under the normal course issuer bid will be cancelled.

CIBC’s previous normal course issuer bid for the purchase of up to eight million common shares commenced on March 14, 2017 and expired on March 13, 2018. Over the term of the previous bid, CIBC did not purchase any of its common shares for cancellation.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy. We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

For more information please contact: Erica Belling, Director, Investor & Financial Communications, (416) 594-7251 or erica.belling@cibc.com.